FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 29, 2012

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL ANNOUNCES ADDITIONAL
INFORMATION ON IMPAIRMENT TESTING OF WHOLLY
OWNED SUBSIDIARY

While the Company has not issued any report concerning the matter set forth below, the Company’s controlling shareholder will report this matter under the Israeli reporting requirements and, consequently, the Company is filing this Form 6-K.

Netanya, Israel – March 29, 2012 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (hereinafter: the "Company") announced today that in connection with the preparation of the Company's financial statements as of December 31, 2011, the Company conducted an impairment testing related to goodwill allocated to Netvision, a wholly owned subsidiary of the Company. On the basis of this testing, the Company determined that no impairment loss with respect to the goodwill allocated to Netvision is required, as was disclosed in the Company's Annual Report on Form 20-F. The impairment testing included the following assumptions: over the next several years, Netvision's revenues will decrease, but this will be more than offset by a greater decrease in Netvision's expenses, resulting in an increase in Netvision's EBITDA in comparison to that assumed in the valuation of Netvision as of March 31, 2011 (which the Company previously used in connection with the acquisition of Netvision). Netvision's actual EBITDA for the year 2011 (excluding one time items) was similar to the projected EBITDA used in the valuation of Netvision as of March 31, 2011.

For additional information on the impairment testing please see the Company's annual report on Form 20-F for the year ended December 31, 2011 filed on March 7, 2012, under the financial statements as at December 31, 2011- Note 12; For details on Netvision's valuation as of March 31, 2011 please see the Company's current reports on Form 6-K filed on June 16, 2011 and July 28, 2011 under "Item 3 – Approval of merger between the Company's subsidiary and Netvision Ltd.".

Forward looking statement
The information included in this press release contains, or may be deemed to contain, forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). Said forward-looking statements, relating to the impairment testing assumptions and influence of such assumptions on Netvision's EBITDA are subject to uncertainties and assumptions regarding the actual results of operations of Netvision, including pursuant continued price erosion and the entrance of new competitors to the markets in which Netvision operates, and any unexpected events which might affect such results. The actual results and conditions could lead to materially different outcome than that set forth above.

About Cellcom Israel
Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.349 million subscribers (as at December 31, 2011) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for the hearing impaired, etc. In August 2011, Cellcom Israel completed the acquisition of Netvision Ltd. 013 Netvision Ltd., its wholly owned subsidiary, is a leading Israeli provider of internet connectivity services and international calling services. Cellcom Israel, through its wholly owned subsidiaries also provides landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Company Contact Yaacov Heen Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Porat Saar CCG Investor Relations Israel & US cellcom@ccgisrael.com Tel: +1 646 233 2161

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	March 29, 2012	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel